

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 13, 2016

Via E-mail
James Bedal, Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

      Re: Bare Metal Standard, Inc.
              Amended Registration Statement on Form S-1
              Filed June 01, 2016
              File No. 333-210321

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one of our letter dated April 18, 2016. You appear to be offering to investors a unit that is comprised of the following: one share of common and one warrant, which is exercisable into one share of common stock. Please note that it is this unit that we expect to be priced, presumably at $.50 per unit, for the duration of the offering, not at a market price even if quoted on the OTCBB or other market. Additionally, this registration statement should reflect the registration of the following securities: the unit, the common stock portion of the unit, the warrant portion of the unit, and the common stock underlying the warrant. Accordingly, the registration statement fee table should separately list each of these securities [unit, warrant, and common stock], the registration statement should provide a description of the unit, warrant, and common stock, and the legal opinion should opine upon each of the unit, warrant, and common stock. You should file as exhibits any document describing the rights of each security being offered. Please revise all applicable sections of the registration statement, legal opinion, and, as necessary, the exhibits.

2. We note your response to comment two of our letter dated April 18, 2016. Please revise your disclosure on the cover page to indicate that you are a shell company.

3. We note your response to comment three of our letter dated April 18, 2016 stating that you are not a blank check company. However, we continue to believe that the internal inconsistencies in your registration statement; your proposed business and the similarity

to the Taylor brothers' and Mr. Bedal's competing business interest; that you have limited revenues and no discernable prospective future business; that in order to proceed with your business plan you will have to find additional sources of funding, such as a second public offering; and, that raising the maximum amount of capital contemplated by this offering may not be sufficient to cause you to no longer be a shell company, makes this offering commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, we believe this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal and factual analysis explaining why you believe your company is not a blank check company and prominently state on your prospectus cover page that you are not a blank check company and that you have no intention to engage in a merger or other business combination.

4. We note your response to comment five of our letter dated April 18, 2016, and we reissue the comment. Your correspondence dated May 31, 2016 indicates that you have not sold securities to date and that you issued securities to your executives for expenses they have incurred to date. However, your registration statement indicates that they purchased their shares of common stock for $10,000 each. We also note the issuance of 1,000,000 shares of common stock to an outside advisor. Additionally, significant required information as identified in comment five of our letter dated April 18, 2016 remains absent from your registration statement. Please understand that you will have to provide information responsive to the disclosure requirements of Form S-1 prior to effectiveness of your registration statement.

5. We note your disclosure of an outside advisor who owns 1,000,000 shares of your common stock. Please explain to us the nature of the advisory services and provide us with a legal analysis of whether that person is a control person or promoter as defined in Rule 405 of Regulation C or an expert as that term is used in Item 509 of Regulation S-K.

6. As noted in several comments below, the business described, individuals involved, and premises are those of the private operating business Taylor Brothers yet you claim no affiliation with this entity. Please revise and explain the obvious connections between the registrant and Taylor Brothers, the conflicts of interests, and the rationale behind your purported business venture and offering. We may have further comments upon reviewing your response.

Prospectus Cover Page

7. We note your response to comment nine of our letter dated April 18, 2016. Please revise the subject to completion language to provide that you "may not" sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

James Bedal
Bare Metal Standard, Inc.
June 13, 2016
Page 3

The Offering, page 7

8. Please disclose how you will cover the registration costs.

Risks Associated with BARE METAL STANDARD, INC.:, page 8

9. We note your response to comment 15 of our letter dated April 18, 2016, and we reissue the comment. Please revise the risk factor to discuss risks attendant to the offering occurring on a best efforts basis with no minimum level of shares required to be sold in order for the offering to proceed, that you may raise only a nominal amount of proceeds that cover only offering expenses, and that investors may lose their investment.

Because our officers and directors have other outside business activities and will have limited time to spend on our business, our operations may be sporadic, which may result in periodic interruptions or suspensions of operations., page 8

10. We note your disclosure that your officers' and directors' "other business interests do not currently present a conflict of interest" with Bare Metal Standards. Please clarify how their roles for Bare Metal Standards do not present a conflict of interest with their roles as officers and owners of Taylor Brothers, Inc., a company specializing in kitchen exhaust cleaning and for which James Bedal serves as the Leader for Franchise Development.

Our controlling stockholders have significant influence over the Company, page 8

11. Please disclose the percentage of ownership your officers and directors will have after the offering assuming the maximum amount is raised.

12. The two bolded risk factor headings on page 13 do not appear to match the texts of the risk factors. Please advise.

Description of Securities to be Registered, page 19

13. We note your response to comment 21 of our letter dated April 18, 2016, and we reissue the comment. Your registration statement will need to include a description of each security you are registering. For example, if you are registering warrants, please revise to disclose the exercise price of the warrants related to the securities offered, the redemption and adjustment terms and the expiration date. See Item 202(c) and (d) of Regulation S-K.

Non-cumulative Voting, page 19

14. We note your response to comment 22 of our letter dated April 18, 2016. While you now state that shareholders have cumulative voting rights, the description of voting rights still

describes non-cumulative voting. Please revise accordingly and change the subtitle to "Cumulative Voting."

Dilution, page 20

15. Please revise your dilution disclosure to include a table to comply with Item 506 of Regulation S-K.

Description of Business, page 20

16. Please provide the information required by Item 101(h)(4) of Regulation S-K, such as descriptions of your principle products or services and the nature and importance of patents, trademarks, licenses, franchises or royalty agreements to your business. These are only examples.

17. We note your identification on page six of five business units around which your business model is designed. Please provide here greater detail regarding these aspects of your business. See Item 101(h)(4) of Regulation S-K.

18. Here and elsewhere throughout your registration statement you reference existing customers and discuss expanding in existing markets. Elsewhere you discuss your intentions once you start your operations. For instance, on page 25 you state that, "Raising 100% of [y]our goal would allow [you] to focus more resources into what [you] believe will be the most important factor getting started and moving forward." Please clarify the nature and extent of your existing operations.

19. Please remove the statement that you have no affiliation with Taylor Brothers. Refer to Rule 405 of Regulation C.

20. We note your disclosure that you do not plan to merge with Taylor Brothers. If true, please disclose that you have no intention of carrying-on any of the operations of or acquiring substantially all of the operations of Taylor Brothers.

21. We note that your company was founded on November 12, 2015. Please clarify the meaning behind the second sentence of the third paragraph on page 21 where you state that you have retained your management team for "51 plus years."

22. Please explain the statement "The company purchases consumables to leverage its buying power and maintain its uniformity."

Number of Employees, page 26

23. We note your response to comment 24 of our letter dated April 18, 2016, and we reissue the comment. Please disclose whether your officers and directors will be paid compensation for salaries and benefits from the offering proceeds.

Directors, Executive Officers, Promoter and Control Persons, page 27

24. We note your response to comment 26 of our letter dated April 18, 2016, and we reissue our comment. Please disclose that your officers and directors are also the officers and directors of Taylor Brothers, Inc., a company in direct competition for establishing franchises in the kitchen exhaust cleaning industry.

James Bedal – CEO, page 27

25. We note your response to comment 27 of our letter dated April 18, 2016, and we reissue the comment. In this section, you disclose that Mr. Bedal began working in the commercial kitchen exhaust industry in 2005. That statement appears inconsistent with later disclosure that Mr. Bedal was a founding member of the International Kitchen Exhaust Cleaning Association, an organization that helps kitchen exhaust cleaning companies, in 1989. Please reconcile or advise.

Term of Office, page 28

26. We note your response to comment 28 of our letter dated April 18, 2016, and we reissue the comment. To this end, we note that you did not file a revised and restated articles of incorporation and that your prospectus front cover page lists Idaho as your state of incorporation and that your revised legality opinion provides that you are organized under the laws of the State of Idaho.

Reports to Security Holders, page 29

27. Please provide the disclosure required by Item 101(h)(5)(iii) of Regulation S-K.

Signatures

28. The signature of your principal financial officer and a majority of your directors should follow the second attestation that the registration statement requires. Please revise accordingly.

Index Exhibits

29. We note that Exhibit 4.1 is a subscription agreement covering the purchase and sale of restricted securities, not securities registered under the present registration statement. Please remove the currently attached subscription agreement and separately file as an exhibit a form of subscription agreement for securities of your company that you are registering under the present registration statement, or advise. <u>See</u> Items 601(b)(4) and (10) of Regulation S-K.

30. Please file as exhibits any contracts reflecting your agreement with the Taylor Brothers to use two of their offices and to begin paying remuneration to them once you obtain a certain level of financing from this offering. <u>See</u> Item 601(b)(10) of Regulation S-K.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

CC: Thomas C. Cook, Esq.